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Exhibit 11 - Earnings per share


                                                           1998           1997
Income (loss) from continuing operations               (1,503,234)      (223,665)
Less dividends on preferred stock                         (11,671)       (12,212)
Income (loss) from continuing operations applicable
     to common shareholders                            (1,514,905)      (235,877)
Less discontinued operations                                    0        (25,992)
Net (loss) applicable to common shareholders           (1,514,905)      (261,869)

Weighted average common shares outstanding              2,705,699      1,737,588
Weighted average options vested                            87,343        155,437

Net income (loss) per common share
     Basic                                             $    (0.56)    $    (0.15)
     Diluted                                           $    (0.56)    $    (0.15)